PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69266

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2020__ AND ENDING __12/31/2020__

                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Webull Financial LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 Wall St., Suite 501
(No. and Street)

New York   N.Y.   10005
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
J. Clarke Gray   917-238-1263

                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway   New York   N.Y.   10018
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __J. Clarke Gray__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Webull Financial LLC__ , as of __December 31,__ , 20__20__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICAH TAYLOR
NOTARY PUBLIC-STATE OF NEW YORK
No. 02TA6125117
Qualified In New York County
My Commission Expires 12-15-2021


Signature

CFO
Title


Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEBULL FINANCIAL LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

WEBULL FINANCIAL LLC
DECEMBER 31, 2020
CONTENTS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

RAICH ENDE MALTER & CO. LLP

CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Webull Financial LLC
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Webull Financial LLC as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Webull Financial LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of Webull Financial LLC's management. Our responsibility is to express an opinion on Webull Financial LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Webull Financial LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP

We have served as Webull Financial LLC's auditor since 2018.

New York, New York
March 28, 2021

 **Prime**Global | *An Association of Independent Accounting Firms*

Webull Financial LLC
Statement of Financial Condition
December 31, 2020
(Confidential)

ASSETS

Cash	$	9,625,560
Due from brokers (includes $1,002,510 clearing deposit)		14,968,836
Loan receivable from affiliate		3,000,000
Securities owned, at fair value		742
Due from affiliate		200,000
Prepaid expenses		27,956
Right of use asset		1,864,629
Furniture and equipment at cost, net of accumulated depreciation $20,018		153,794
Security deposits		296,037
TOTAL ASSETS	$	30,137,554

LIABILITIES AND MEMBER'S EQUITY

Accounts payable	$	565,631
Due to affiliate		10,264,538
Due to clearing broker		1,235,020
Securities sold not yet purchased		754,333
Due to parent		1,603,533
Lease liability		1,946,654
TOTAL LIABILITIES		16,369,709
Member's Equity		13,767,845
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	30,137,554

The accompanying notes are an integral part of this financial statement.

1 - NATURE OF BUSINESS

Webull Financial LLC (the "Company") was formed on May 24, 2017, as a Delaware limited liability company. Fumi Holdings Inc. is a China based holding company and is the parent company (the "Parent") of the Company.

The purpose of the Company is to carry on a general securities brokerage business. The security transactions entered into on behalf of the Company's retail customers are cleared by the Company's clearing broker on a fully disclosed basis and therefore the Company is exempt under the provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 with the Securities and Exchange Commission (the "SEC") as of January 4, 2018. The Company is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp ("SIPC"). It operates out of its home office in New York, New York. The Company is licensed to conduct business as a retail securities broker-dealer.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

BASIS OF PRESENTATION

The accompanying financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

USE OF ESTIMATES IN THE FINANCIAL STATEMENTS

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

CASH AND CASH EQUIVALENTS

The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days when purchased which are not held for sale in the ordinary course of business. At December 31, 2020 the Company had no cash equivalents.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES(CONTINUED)

FURNITURE AND EQUIPMENT

Furniture and equipment, comprised of office equipment, desktop computers, and furniture and fixtures, are recorded at cost and depreciated over their useful lives of three years on a straight-line basis. Maintenance and repairs are charged to operations. Major renewals and improvements are capitalized.

VALUATION OF INVESTMENTS AT FAIR VALUE

The Company accounts for its investments in accordance with ASC 820 (*Fair Value Measurements*), which defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on measurement dates. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Securities and securities sold, not yet purchased traded on a national securities exchange are stated at the last quotations on the day of the valuation; other securities for which no sales were reported on that date are stated at the last quoted bid price. Restricted securities or other

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES(CONTINUED)

VALUATION OF INVESTMENTS AT FAIR VALUE(CONTINUED)

securities for which quotations are not available are valued by management on an individual basis.

There can be no assurance that the Company could purchase or sell a security at the price used to calculate the Company's capital. Changes in the estimated fair value of securities may be less frequent and of greater magnitude than changes in the price of securities valued at their last sale price, by an independent pricing service, or based on market quotations. Those estimated values do not necessarily represent the amounts that may be ultimately realized, due to the occurrence of future circumstances that cannot be reasonably determined.

INCOME TAXES

The Company and its subsidiaries are included in the consolidated federal income tax return filed by the Parent. Federal, state and local income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company adopted the provisions of the Financial Accounting Standard Board's ("FASB") Accounting Standards Codification No. 740 ("ASC" 740) Subtopic 05 "Accounting for Uncertainty in Income Taxes." The Company is required to determine how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. This determination requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than- not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The Company determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements. In the event that Tax Authorities assess interest and penalties on unrecognized tax benefits, the Company will reflect such amounts in tax expense and income taxes payable.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES(CONTINUED)

LEASE ACCOUNTING

The Company has elected the package of practical expedients permitted in Accounting Standards Update No. 2016-02, *Leases (Topic 842)* ("ASC Topic 842"). Accordingly, the Company accounted for its existing operating lease as an operating lease under the new guidance, without reassessing (a) whether the contract contains a lease under ASC Topic 842, (b) whether classification of the operating lease would be different in accordance with ASC Topic 842, or (c) whether the unamortized initial direct costs before transition adjustments (as of December 31, 2019) would have met the definition of initial direct costs in ASC Topic 842 at lease commencement.

The Company defines a short-term lease as a lease that, at the commencement date, has a lease term of 12 months or less and does not contain an option to purchase the underlying asset that the lease is reasonably certain to exercise. The Company elected to recognize short-term lease payments as an expense on a straight-line basis over the lease term. Related variable lease payments are recognized in the period in which the obligation is incurred.

CREDIT LOSSES

Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The Company's revenues including but not limited to, receivables related to order flow rebates, is impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening member's equity as of January 1, 2020. According, the Company recognized no adjustment upon adoption. Revenue related receivables amounted to $11,960,902 and $350,680 at December 31, 2020 and 2019, respectively.

NOTE 3 – RECEIVABLE FROM AND PAYABLE TO CLEARING AND EXECUTING BROKERS

The execution, clearing and depository operations of the Company's and customers' securities transactions are provided by other broker-dealers ("Clearing Brokers") pursuant to execution and clearance agreements. At December 31, 2020, the amounts due from the Clearing Brokers represent cash deposits and margin balances maintained at their Clearing Brokers and equity and options order flow rebates earned as an introducing broker from its customers.

The amounts receivable from (payable to) Clearing and Executing Brokers as of December 31, 2020 consist of the following:

Clearing deposit	$ 1,002,510
Cash balances held by brokers	2,005,424
Equity order flow rebates receivable	11,960,902
Due from brokers	$ 14,968,836
Due to clearing broker -clearing costs payable, net	$ 1,235,020

Pursuant to the clearing agreement, the Company may offset receivable and payable balances in the accounts held at the clearing broker.

NOTE 4 – FURNITURE AND EQUIPMENT

Furniture and equipment are stated at cost and are summarized at December 31, 2020 as follows:

Furniture and equipment	$ 173,812
Less: Accumulated depreciation and amortization	(20,018)
	$ 153,794

NOTE 5 – CONCENTRATIONS, CREDIT RISK AND OFF-BALANCE SHEET RISK

The Company maintains all of its cash in financial institutions. At December 31, 2020, those cash balances exceed federally insured limits by approximately $9,115,780. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk.

The Company will engage in various investment and brokerage activities on which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to act only as an agent in a transaction and to review the credit standing of each counterparty as necessary.

Securities sold, not yet purchased represent obligations of the Company to deliver securities at a future date. These transactions result in off-balance sheet risk in an amount by which future fair values may exceed the amount reflected in the statement of financial condition. The Company may, at its discretion, purchase the securities at prevailing market prices at any time.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), under which the Company is required to maintain a minimum net capital, as defined, of the greater of $250,000 or 6.67% of aggregate indebtedness and requires that the percentage of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1.

At December 31, 2020, the Company had net capital of $9,976,908 which exceeded required net capital by $9,065,659. The Company's ratio of aggregate indebtedness to net capital was 1.37 to 1 at December 31, 2020.

The Company qualifies under the exemptive provisions of Rule 15c3-3 under sub-paragraph k(2)(ii) as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

NOTE 7 – CONTINGENCIES

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such

NOTE 7 – CONTINGENCIES(CONTINUED)

action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company

NOTE 8 - INVESTMENTS AT FAIR VALUE

Securities were recorded at fair value based upon a fair value hierarchy in accordance with ASC 820. See Note 1 for a discussion of the Company's policies. All investments are equity securities and are treated as Level 1 investments and valued using current market prices.

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1. The availability of valuation techniques and observable inputs can vary from investment to investment and are affected by a wide variety of factors, including the type of investment, whether the investment is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of the fair value requires more judgement. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed.

Accordingly, the degree of judgement exercised by the Company in determining fair value is greatest for investments categorized in Level 3. In some cases, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In such cases, the fair value measurement is generally categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement. The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1. The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2020:

NOTE 8 - INVESTMENTS AT FAIR VALUE(CONTINUED)

Securities owned

Equities- Listed Common Stock

U.S. Companies	$ 742	$ -	$ -	$ 742

Securities sold not yet purchased

Equities- Listed Common Stock

U.S. Companies	$ (754,333)	$ -	$ -	$ (754,333)

NOTE 9 – LEASES

The Company has two leases for its office space. Its previous lease which had a termination date of August 31, 2021, was amended effective November 1, 2020 for a period of 28 months terminating February 28, 2023. A new lease commenced on November 1 , 2020 for a period of 60 months terminating October 31, 2025 The leases are non-cancellable with provisions for assignment or sub-leasing. Payments escalate as scheduled in the lease. The Company accounts for the leases as operating leases, using its incremental borrowing rate of 3.4% and 4.6% respectively to measure the right of use liability. Maturities of the obligation under the non-cancelable operating lease as of December 31, 2020 are as follows:

NOTE 9 – LEASES (CONTINUED)

Years ending December 31,

2021	$483,875
2022	515,266
2023	414,590
2024	402,354
2025	342,251
Total future minimum lease payments	2,158,336
Less imputed interest	(211,682)
Total	$1,946,654
Weighted average remaining lease term	4.41 years
Weighted average discount rate	4.42%

Cash paid for amounts included in measurement of lease liabilities	$2,158,336
Right-of-use assets obtained in exchange of lease obligations	$1,939,512

The lease liability on the statement of financial condition amounts to $1,946,654 at December 31, 2020. At December 31, 2020, the Company has security lease deposits on its office of $186,038 which are included in security deposits in the statement of financial condition.

NOTE 11 – INDEMNIFICATIONS

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 12-EMPLOYEE BENEFIT PLANS-401(K) PLAN

The Company sponsors a non-contributory 401(k) Plan for its employees. This Plan provides for tax-deferred salary deductions for employees meeting certain minimum age and service requirements

NOTE 13-RELATED PARTY TRANSACTIONS

Loan to affiliate – on September 4, 2020 the Company agreed to lend $3,000,000 to an affiliated entity, HongKong Fumi Co. Limited, a Hong Kong company. The loan bears interest at 2% per annum and had a maturity of December 8, 2020. The loan was repaid with interest in January of 2021.

The Company entered into a cooperation agreement on September 1, 2020 with Hunan Fumi Information Technology Co., Ltd., an affiliated entity based in Changsha, China. Under the terms of the agreement the monthly result of the joint revenues and expenses are shared between the two entities. There was $10,264,538 of these expenses accrued in Due to affiliate on the Statement of Financial Condition at December 31, 2020.

The Company is treated as disregarded entity for US tax purposes. All of its earnings flow to its parent and is its only source of income. Its parent is taxed as a C-Corp and will be liable for the taxes of the Company. As a result, the Company has agreed to make a payment equal to the taxes the parent is liable for. At December 31, 2020 there was approximately $1.6 million accrued for such payment reflected in Due to parent on the Statement of Financial Condition at December 31, 2020.

On November 3, 2020 the Company advanced $200,000 to an affiliate on a non-interest bearing basis related to the affiliate's entry into the Crypto market. This loan was repaid in full on February 24, 2021.

Note 14 -COVID-19

The World Health Organization characterized the outbreak of the novel coronavirus ("COVID-19") as a global pandemic on March 11, 2020. COVID-19 continues to adversely impact global and domestic commercial activity and has contributed to significant volatility in financial markets. The Company's business operations and revenue sources have not been significantly impacted by COVID-19. However, if the financial markets and/or the overall economy are impacted for an extended period, the Company's future financial results may be materially adversely affected.

NOTE 15-SUBSEQUENT EVENTS

Management has evaluated the Company's events and transactions that occurred subsequent to December 31,2020, through March 28, 2021, the date when the financial statements were available to be issued.